Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Meeting Information
Date:	May 21, 2021
Time:	10:00 a.m. MDT (Denver)
Location:	https://web.lumiagm.com/448851904

NOTICE is hereby given that the Annual Special Meeting (the “Meeting”) of holders of common shares (“Shareholders”) of SSR Mining Inc. (the “Company”) will be held virtually on May 21, 2021 at 10:00 a.m. MDT (Denver), for the following purposes:

•	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2020, together with the auditor’s report therein;

•	to elect directors of the Company;

•	to consider an advisory resolution on the Company’s approach to executive compensation;

•	to consider and, if deemed advisable, to approve, with or without amendment, an ordinary resolution, approving the Company’s 2021 Share Compensation Plan, as more particularly described and set forth in the accompanying management information circular (the “Circular”);

•	to appoint the auditor of the Company and to authorize the Company’s Board of Directors to fix their remuneration; and

•	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on April 9, 2021 as the record date for Shareholders entitled to receive notice of, to participate in, and to vote at the Meeting and any adjournment or postponement thereof. This year, with the rapidly evolving public health crisis resulting from the global spread of the novel coronavirus (COVID-19), in order to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/448851904. Shareholders will not be able to attend the Meeting in person.

The Company is utilizing the notice-and-access mechanism that came into effect on February 11, 2013 under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) online, via SEDAR at www.sedar.com and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of this Notice of Meeting, the Circular and the Company’s Annual Report to Shareholders, which includes the audited consolidated financial statements of the Company for the financial year ended December 31, 2020 and Management’s Discussion and Analysis thereon, may be found on the Company’s website (www.ssrmining.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by telephone at 1-866-962-0498. In order to receive paper copies of these materials in time to vote before the Meeting, your request should be received by May 11, 2021.

In accordance with the notice-and-access mechanism, Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing a notice with information prescribed by NI 54-101, a letter to Shareholders and a form of proxy (if you are a Registered Shareholder) or a voting instruction form (“VIF”) (if you are a Non-Registered Holder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Company’s supplementary mailing list for receipt of the Company’s annual and interim financial statements.

Your vote is important to us! If you are a Registered Shareholder, you may exercise your right to vote by signing and returning the form of proxy included in your Notice Package to the offices of Computershare, as specified on the form of proxy and as further described in the accompanying Circular, so as to arrive not later than 10:00 a.m. MDT (Denver) on May 19, 2021, being the second business day preceding the date of the Meeting or any adjournment thereof. If you are a Non-Registered Holder (other than a holder of CHESS depositary interests in Australia), and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the VIF provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

DATED at Denver, Colorado, U.S.A. this April 21, 2021.

BY ORDER OF THE BOARD

(signed) “Michael J. Sparks”

Michael J. Sparks

Chief Legal and Administrative Officer and Secretary